Exhibit 99.1

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2009 Second Quarter Results

RICHMOND, BRITISH COLUMBIA – August 14, 2009 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), one of the world’s largest supplier of North American ginseng, today announced a second quarter 2009 net earnings of $1.5 million, or $0.04 per basic share, compared to a net loss of $166,000, or $0.01 per basic share, in the same period last year.

Revenue decreased to $1.8 million in the second quarter of 2009 from $2.5 million in the prior year period. The company has a gross margin of 28% of sales revenue in the 2009 second quarter compared to a gross margin of 1% in the same period last year.

“We have sold 44% of our 2008 harvest root by June 30, 2009 with the entire remaining root committed to customers,” said Derek Zen, Chairman of the Company, “Chai-Na-Ta’s average selling price decreased to $8.47 per pound in the first six months of 2009 from $10.07 per pound in 2008.

“While 2009 will remain challenging, we are on track with our efforts to reduce operating and overhead costs,” added Mr. Zen, “Selling, general and administrative expenses fell to $467,000 in the first half of 2009, a decrease of 13.7% from the same period last year.”

In the six months ended June 30, 2009, revenue decreased to $4.7 million from $6.7 million in the first half of 2008. Net earnings in the first half of 2009 was $790,000, or $0.02 per basic share, compared to a net loss of $632,000, or $0.02 per basic share in the same period last year.

The working capital position as at June 30, 2009 was a surplus of $5.4 million compared to a surplus of $5.5 million at December 31, 2008.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Executive Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com